Exhibit 99.4

IHS Holding Limited 1 Cathedral Piazza 123 Victoria Street London, SW1E 5BP United Kingdom www.ihstowers.com

To:	Standard Chartered Bank (the “Facility Agent”)

22 October 2024

Dear Sir or Madam

Amendment letter 3 relating to the Facility Agreement (as defined below)

1.	Introduction
1.1

We refer to the US$270,000,000 term loan facility agreement originally dated 8 March 2024, as amended from time to time, between, amongst others, the Facility Agent and IHS Holding Limited (the “Company”) (the “Facility Agreement”).

1.2	Capitalised terms defined in the Facility Agreement shall have the same meaning when used herein unless expressly defined in this letter (the “Letter”).
1.3

The provisions of clause 1.2 (Construction) and clause 1.3 (Third party rights) of the Facility Agreement apply to this Letter as though they were set out in full in this Letter with all necessary consequential changes; and with references in that clause to “this Agreement” being construed as references to this Letter.

2.	Background
2.1	The Group has a number of intermediary Dutch holding companies within its group structure, including each of the Original Facility Guarantors.
2.2

The Company has decided, as part of an ongoing review of its Group corporate structure, to redomicile each of the Relevant Obligors (as defined in paragraph 2.3 below) to Mauritius, where some of its other intermediary group companies are also registered.  Due to applicable Dutch law procedures, the redomiciliation will be effected in a two-step process, whereby the relevant entities (noted in paragraph 2.3 below) will each redomicile into Luxembourg and shortly thereafter into Mauritius (together, the “Transaction”). The intention is for the redomiciled companies to then become UK tax resident, similar to the Company.

2.3

For the purposes of the Facility Agreement, the Transaction will be implemented for each of IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V. and Nigeria Tower Interco B.V., (each of which are Guarantors under the Facility Agreement) (the “Relevant Obligors”).

2.4

Corporate re-domiciliation or migration by way of continuation is the process by which a company moves its domicile from one jurisdiction to another by changing the country under whose laws it is registered or incorporated, while maintaining the same legal identity.  Upon the Transaction becoming effective for a Relevant Obligor, that Relevant Obligor will continue to exist (initially in Luxembourg for the interim period, and ultimately in Mauritius) with the same legal identity, shareholding structure, assets and liabilities.  In particular, under Luxembourg and Mauritian law, the Transaction does not operate to:

2.4.1	create a new legal entity;
2.4.2	prejudice or affect the identity or continuity of that Relevant Obligor as previously constituted;
2.4.3	affect the property of that Relevant Obligor;

2.4.4

affect any appointment made, resolution passed or any other act or thing done in relation to that Relevant Obligor pursuant to a power conferred by any of the constitutional or other corporate documents of that Relevant Obligor or by the laws of The Netherlands under which that Relevant Obligor was previously incorporated and registered;

2.4.5	affect the shareholding structure of that Relevant Obligor; or
2.4.6	affect the rights, powers, authorities, functions, assets, liabilities or obligations of the Relevant Obligor.
2.5

As the terms of the Facility Agreement provide for restrictions in relation to the change of jurisdiction of incorporation of the Company and the Guarantors, the purpose of this Letter is to seek the consent of the Lenders to authorise the Transaction.

2.6	In this Letter, “Effective Date” means the date upon which the Facility Agent has countersigned this Letter.
3.	Consents
3.1

The Facility Agent confirms that the consent of the Majority Lenders has been obtained to the Company implementing the Transaction in the form described in this letter (provided strictly that each such redomiciliation is carried out in a manner that would constitute a Permitted Redomiciliation under the Facility Agreement as amended by this letter) and the amendments of the Facility Agreement referred to below and accordingly, on behalf of itself and each of the Lenders, agrees with effect on and from the Effective Date that the amendments to the Facility Agreement set out in Schedule 1 (Amendments) of this letter shall be deemed made.

4.	Guarantee Confirmation
4.1	The Obligors’ Agent confirms that:
4.1.1

the guarantee and indemnity contained in clause 16.1 (Guarantee and Indemnity) of the Facility Agreement and contained in the Nigeria Guarantee shall, after giving effect to the amendments effected by this Letter, on and after the Effective Date continue in full force and effect and extend to the liabilities and obligations of each of the Obligors under the Facility Agreement and the other Finance Documents each as amended pursuant to the terms of this letter; and

4.1.2	subject to the Legal Reservations, constitute legal, valid and binding obligations of the relevant Obligors enforceable in accordance with their terms.
5.	Representations and Warranties
5.1

The Obligor’s Agent represents and warrants to the Facility Agent and to the Lenders that it has been, and remains, appointed and authorised to act as the Obligors’ Agent in accordance with clause 2.4 (Obligors’ Agent) of the Facility Agreement.

5.2	Each of the Repeating Representations shall be made on the Effective Date as if references to “this Agreement” in those Repeating Representations were references to this Letter.
6.	Miscellaneous
6.1	This Letter is a Finance Document.
6.2	From the Effective Date, the Facility Agreement and this Letter shall be read and construed as one document.
6.3	Except as otherwise provided in this Letter, the Financing Documents remain in full force and effect.
6.4	Except to the extent expressly waived in this Letter, no amendment or waiver of any provision of any Finance Document is given by the terms of this Letter and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other default under, the Finance Documents.

6.5	This Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.
7.	Governing law
7.1	This Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.
7.2

Clause 34 (Notices), clause 39 (Confidential Information) and clause 43 (Enforcement) of the Facility Agreement shall apply to this Letter, mutatis mutandis, as if references in those provisions of the Facility Agreement to the Facility Agreement and Finance Document shall be construed as references to this Letter.

Please sign and return a copy of this Letter to confirm your acceptance and agreement to its terms and conditions.

Yours faithfully

/s/ Steve Howden
Name: Steve Howden
Title: EVP, CFO
For and on behalf of
IHS Holding Limited

/s/ Salik Siddiqi
Name: Salik Siddiqi
Title: Executive Director
For and on behalf of
Standard Chartered Bank
as Facility Agent

SCHEDULE 1

AMENDMENTS

The Facility Agreement shall be amended as follows:

1.	A definition of “Approved Jurisdiction” shall be added to clause 1.1 (Definitions) of the Facility Agreement, with the remaining definitions reordered alphabetically accordingly:

““Approved Jurisdiction” means any state which is a member state of the European Union, the United Kingdom, the Federal Republic of Nigeria, the Cayman Islands or Mauritius.”

2.	A definition of “Permitted Redomiciliation” shall be added to clause 1.1 (Definitions) of the Facility Agreement, with the remaining definitions reordered alphabetically accordingly:

““Permitted Redomiciliation” means any redomiciliation of any Obligor (other than the Company or any Original Nigeria Guarantor) from its jurisdiction of incorporation, provided that:

(a)	the relevant Obligor redomiciles within an Approved Jurisdiction;
(b)

no later than 15 Business Days prior to the proposed date for completion of the redomiciliation of the relevant Obligor taking effect, the Company notifies the Facility Agent of the proposed redomiciliation;

(c)

there is no change to the legal identity or assets or liabilities of the relevant Obligor (other than as permitted under paragraph (d) of the definition of Permitted Reorganisation), prejudice or effect on the identity or continuity or its properties as a result of such redomiciliation;

(d)

no Event of Default is continuing as at the date notice is provided under paragraph (b) above and no Default or mandatory prepayment event under Clause 7.4 (Mandatory Prepayment – Sanctions Etc.) or Clause 7.2 (Mandatory Prepayment – Change of control) would occur as a result of such redomiciliation;

(e)	all assets of, and shares in, the relevant Obligor are not subject to Security under a Security Document at the date of completion of the redomiciliation;
(f)

the constitutional documents of the relevant Obligor and a legal opinion in form and substance satisfactory to the Facility Agent (acting on the instruction of the Majority Lenders, acting reasonably) from legal advisers in the relevant jurisdiction of the redomiciliation are delivered to the Facility Agent as soon as reasonably practicable (and in any event, within 30 days) following the date on which the relevant Obligor receives evidence of the completion of the final redomiciliation of the relevant Obligor; and

(g)

if the Facility Agent (acting on the instructions of the Majority Lenders, acting reasonably and taking into account advice of the legal counsel to the Finance Parties in the relevant jurisdiction) requests any amendment to the Finance Documents that is necessary under the laws of the jurisdiction in which the final redomiciliation occurs in order to ensure that the rights, powers and remedies of the Secured Parties under the Finance Documents are not materially affected by such redomiciliation, the Facility Agent and the Obligor shall enter into negotiations on a good faith basis (for a period of not more than 30 days) with a view to agreeing such amendments, and, after such redomiciliation has occurred in accordance with this definition, the jurisdiction of incorporation of the relevant Obligor shall be deemed to be the Approved Jurisdiction where such redomiciliation is completed for the purposes of this Agreement.”

3.	The definition of “Permitted Reorganisation” in clause 1.1 (Definitions) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“Permitted Reorganisation” means:

(a)	a reorganisation on a solvent basis involving the business or assets of, or shares of any member of the Group:
(i)	where a relevant member of the Group remains the surviving entity and the jurisdiction of incorporation of such member of the Group remains the same (subject to any Permitted Redomiciliation); and
(ii)

where the Finance Parties (or the Security Agent on their behalf) will continue to have the same or substantially equivalent security over the same or substantially equivalent assets (to the extent such assets, shares or other interests are not disposed of as permitted under this Agreement) and, to the extent applicable, benefit from the same or substantially equivalent guarantees, but subject always to, the terms of this Agreement (and the Facility Agent has received a legal opinion to this effect in form and substance satisfactory to it);

(b)

for the purposes of the definitions of Permitted Acquisition and Permitted Disposal only, in respect of a Material Subsidiary which is not a Guarantor, a reorganisation involving the business or assets of, or shares of that entity where the relevant entity remains the surviving entity and the jurisdiction of incorporation of the relevant entity remains the same;

(c)	a transfer of all of the issued share capital of the Company to a newly incorporated holding company, subject to the conditions in the definition of Change of Control;
(d)	any merger or reorganisation of two or more members of the Group (other than the Company) (either as part of or separate to a Permitted Redomiciliation) where either:
(i)	one of such members of the Group is the surviving entity; or
(ii)	the issued share capital of all such entities is transferred to another existing member of the Group or a newly incorporated entity,

in each case, provided that:

(A)	where a member of the Group is the surviving entity, the jurisdiction of incorporation of such member of the Group remains the same or is an Approved Jurisdiction;
(B)

where a newly incorporated entity is the surviving entity, its jurisdiction of incorporation is the same as that of any member of the Group undergoing such merger or reorganisation or is an Approved Jurisdiction; and

(C)	where any such member of the Group subject to such merger or reorganisation is an Obligor:
(1)	the surviving entity is an Obligor; or
(2)

if, as a result of the laws applicable in the jurisdiction of the entities subject to such merger or reorganisation, it is not possible for the surviving entity to effectively accede to this Agreement as a Guarantor prior to the date of such merger or reorganisation, the Company shall provide written notice to the Facility Agent on or around the date of completion of the relevant merger or reorganisation of such merger or reorganisation occurring (the “Effective Reorganisation Date”) and procure that the surviving entity shall accede to this Agreement promptly and in any event within no more than 10 Business Days of the Effective Reorganisation Date;

(e)	a Permitted Redomiciliation; and

(f)	any other reorganisation approved by the Majority Lenders.”
4.	The definition of “Permitted Transaction” in clause 1.1 (Definitions) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

““Permitted Transaction” means:

(a)

any transaction (other than (i) any sale, lease, license, transfer or other disposal and (ii) the granting or creation of Security or the incurring or permitting to subsist of Financial Indebtedness) conducted in the ordinary course of trading or business activities of the relevant person on arm’s length terms;

(b)

the liquidation (solvent or otherwise) of any member of the Group that is not a Material Subsidiary and is not an Obligor and which, at such point in time, is not a party to any agreement or other transactions and does not trade and provided that:

(i)

as a result of such liquidation, all assets (to the extent existing after the relevant liquidation or to the extent not otherwise permitted to be disposed of) of that member of the Group are transferred to another member of the Group; and

(ii)

such liquidation could not reasonably be expected to have a material and adverse impact (directly or indirectly) on the Company, any other Obligor or any Material Subsidiary (whether pursuant to any requirement to make payment under a guarantee or otherwise);

(c)	the solvent liquidation or sale, lease, license, transfer or other disposal of Nigeria Tower Interco B.V.; and
(d)	a Permitted Redomiciliation.”
5.	The definition of “Relevant Jurisdiction” in clause 1.1 (Definitions) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

““Relevant Jurisdiction” means in relation to an Obligor or, where applicable, a Material Subsidiary:

(a)	its jurisdiction of incorporation and, following a Permitted Redomiciliation, its jurisdiction of domicile following that Permitted Redomiciliation; and
(b)	any jurisdiction where any asset subject to any Security created or expressed to be created by it under a Security Document is situated.”
6.	Paragraph (a) of clause 18.2 (Status) of the Facility Agreement shall be deleted in its entirety and replaced with the following:
“(a)

It is a limited liability company, duly incorporated and validly existing under the law of its jurisdiction of incorporation (or, in the case of the Company, it is an exempted company registered by way of continuation with limited liability, validly existing and in good standing under the laws of the Cayman Islands) (or, in the case of an Obligor that has completed a Permitted Redomiciliation or a Permitted Reorganisation into an Approved Jurisdiction, a limited liability company duly incorporated or registered under the law of an Approved Jurisdiction).”

7.	Paragraph (b)(ii) of clause 19.9 (“Know Your Customer” Checks) of the Facility Agreement shall be deleted in its entirety and replaced with the following:
“(ii)	a Permitted Redomiciliation or any change in the status of the Company after the date of this Agreement; or”
8.	Paragraph (a) of Clause 20.2 (Financial Condition) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“(a) Interest Cover Ratio

On each Quarter Date, the Interest Cover Ratio shall not be less than:

(i)	in respect of any Relevant Period beginning with the Relevant Period ending on 30 September 2024 and up to and including the Relevant Period ending on 31 December 2026, 2.00:1;
(ii)	in respect of any Relevant Period beginning with the Relevant Period ending on 31 March 2027 and up to and including the Relevant Period ending on 31 December 2028, 2.25:1; and
(iii)	in respect of any subsequent Relevant Period, 2.50:1.”
9.	Clause 22.19 (Taxes) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“22.19Taxes

(a)	Each Obligor shall pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:
(i)	such payment is being contested in good faith;
(ii)	adequate reserves are being maintained for those Taxes; and
(iii)	such payment can be lawfully withheld and failure to pay those Taxes would not be reasonably likely to have a Material Adverse Effect.
(b)	The Company will remain resident for Tax purposes only in:
(i)	the UK and (as a result of its registration by way of continuation in the Cayman Islands) the Cayman Islands; or
(ii)	the UK.
(c)

Each Guarantor will remain resident for Tax purposes in its jurisdiction of incorporation or establishment or, following a Permitted Redomiciliation or Permitted Reorganisation by it in an Approved Jurisdiction, an Approved Jurisdiction.”

10.	Paragraph (a)(i) of clause 23.9 (Insolvency Proceedings) of the Facility Agreement shall be deleted in its entirety and replaced with the following:
“(i)

the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of an Obligor other than a solvent liquidation or reorganisation (including, for the avoidance of doubt, a Permitted Redomiciliation);”